Atlantic Southern Financial Group, Inc.

4077 Forsyth Road

Macon, Georgia 31210

(478) 757-8181

November 6, 2006

Via Edgar and Fax

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC  20549

Attn:       William Friar

Re:          Atlantic Southern Financial Group, Inc.

Proxy Statement — Prospectus on Form S-4

Regis. No. 333-137776

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests acceleration of the above-referenced Proxy Statement - Prospectus on November 8, 2006 or as soon thereafter as is practicable.

We hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel Todd Wade at 404-572-6694 at Powell Goldstein LLP if you have any questions concerning this request.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.

By:	/s/ MARK A. STEVENS
Mark A. Stevens
President and Chief Executive Officer